Michael J. Sharp VP, Chief Financial Officer and Treasurer

March 7, 2016

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

100 F. Street, N.E.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2015
Filed July 15, 2015
File No. 001-06263

Dear Ms. Raminpour:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 16, 2016 (the “Comment Letter”) with respect to the Company’s above-referenced filing.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for Fiscal Year Ended May 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Fiscal 2015 Compared with Fiscal 2014, page 22

1.              We note that your discussion of your results of operations describes changes in your sales and gross profit by segment, but does not provide any discussion of the changes in cost of sales. Please revise your disclosure to separately quantify and discuss factors responsible for changes in the levels of your cost of products and cost of services during all periods presented as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of the components cited to the total change in cost of sales and resultant operating income.

Response:

Historically, the Company provided disclosure about significant changes in its cost of sales through a discussion of gross profit.  When factors have materially impacted cost of sales, we have included discussion of these factors in our segment gross profit disclosures in Management’s Discussion and Analysis since gross profit is the focus of management’s review and the primary profitability measure of our segments.  For example, in fiscal 2015 impairment charges related to rotable assets, inventory, and aircraft materially impacted our cost of sales.  In our Annual Report on Form 10-K for the year ended May 31, 2015, we discussed these impairment charges in our segment gross profit disclosures on page 23 (for Aviation Services) and page 24 (for Expeditionary Services)

Notwithstanding the above, the Company acknowledges the Staff’s comment and will include disclosures in future filings to more expressly discuss and quantify significant factors impacting cost of sales.

Financial Statements

Notes to Consolidated Financial Statements

11. Commitments and Contingencies, page 69

2.              We note from page 70 that you entered into a sale-leaseback arrangement during fiscal 2015 that was not yet complete by year-end. We further note that in addition to the $40.3 million in proceeds received in the fourth quarter of fiscal 2015, you also received $19.2 million during the six months ended November 30, 2015. Please tell us, and revise to disclose why you received additional amounts upon completion of the sale of one of the aircraft and whether any gain or loss was recognized on the sale-leaseback transaction. To the extent you recognized a gain or loss, please describe your accounting in detail.

Response:

As disclosed in our Form 10-K, during the fourth quarter of fiscal 2015, we entered into a sale-leaseback transaction for our two S-92 rotary-wing aircraft which were classified as aircraft held for sale and received proceeds of $40.3 million in fiscal 2015.  The proceeds were recorded as a sale-leaseback advance because the sale agreement included a provision permitting the buyer the right to return the S-92 aircraft.  This right to return remained effective until we executed and closed on sale-leaseback transactions for two AW-189 rotary-wing aircraft.

Since the proceeds received on the sale of the S-92 aircraft were less than the aircraft carrying value of $41.4 million, we recognized a loss of $1.1 million in the fourth quarter of fiscal 2015.

In fiscal 2016, we entered into sale-leaseback transactions with the same buyer for two AW-189 aircraft.  We sold one of the AW-189 aircraft in the second quarter ended November 30, 2015 receiving $19.2 million of proceeds.  Concurrently with the sale of this AW-189 aircraft, the right to return one of the S-92 aircraft was terminated, and as a result, we derecognized the S-92 and related sale-leaseback advance from our consolidated balance sheet with no impact on the income statement as the loss was previously recognized in the fourth quarter of fiscal 2015.  We realized a gain on the sale of the AW-189 aircraft of $0.4 million which was recorded as a deferred gain on our consolidated balance sheet.  The deferred gain on the AW-189 will be recognized on a straight-line basis over the ten year life of the lease.

During the third quarter ended February 29, 2016, we sold the second AW-189 aircraft realizing a gain of $1.2 million which will also be recognized on a straight-line basis over the ten year life of the lease.  We also derecognized the remaining S-92 aircraft asset and sale-leaseback advance from our consolidated balance sheet as the right to return terminated on the second S-92 aircraft.

In our Form 10-Q for the third quarter ended February 29, 2016, the Company will include a note to our condensed consolidated financial statements comparable to the following:

Note x — Aircraft Sale-Leaseback Transactions

During the fourth quarter of fiscal 2015, we entered into a sale-leaseback transaction for our two S-92 rotary-wing aircraft resulting in the recognition of a loss of $1.1 million.  We received proceeds of $40.3 million in fiscal 2015 which were deferred as a sale-leaseback advance pending completion of the sale transactions.  Both of the S-92 aircraft sales were completed in fiscal 2016.

During the nine-month period ended February 29, 2016, we received proceeds of $38.5 million from sale-leaseback transactions for two AW-189 rotary-wing aircraft.  The $1.7 million gain realized on the sale has been deferred and is being amortized over the lease term of ten years.

13. Business Segment Information, page 71

3.              We note from your disclosure on pages 3 and 4 of your Business Section that the Aviation Services segment sells engine and airframe parts and components, provides inventory management and distribution services, MRO services, and engineering services. We also note that the Expeditionary Services segment provides airlift services, containers and shelters, and engineering, design, and system integration services. In light of the apparent different types of services and products provided, please revise to separately disclose revenues for each product and service or each group of similar products and services as required by ASC 280-10-50-40.

Response:

The Company believes its reporting of sales by segment meets the requirements of ASC 280-10-50-40 as our existing segments are organized around similar product and service offerings.

Our Aviation Services segment provides integrated aftermarket solutions to the global aviation industry.  We deliver products and services that are commonly bundled together and offered to our customers as a comprehensive and integrated total support solution.  This integrated solution routinely includes product and service deliverables crossing multiple product lines within our Aviation Services segment.  These product lines are frequently marketed and sold under one umbrella within the Aviation Services segment.

Our Expeditionary Services segment provides products and services that support the mobility and agility requirements of our government and defense customers.  These products and services, also typically bundled as part of an integrated solution, include providing aircraft, equipment, and personnel in austere and remote locations throughout the world.

Notwithstanding our prior practices, the Company acknowledges the Staff’s comment and in the interest of providing additional disclosure that may prove helpful to investors, we will enhance our revenue disclosures in future Form 10-K filings by including a tabular presentation of revenues in a format comparable to the following:

	For the Year Ended May 31,
	2016	2015	2014
Net sales:
Aviation supply chain	$ xxx.x	$847.6	$755.7
Maintenance, repair and overhaul services	xxx.x	468.5	475.5
Expeditionary airlift services	xxx.x	173.3	328.8
Mobility products	xxx.x	104.9	149.1
	$ x,xxx.x	$1,594.3	$1,709.1

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In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2110.

Very truly yours,

/s/ Michael J. Sharp
Michael J. Sharp
Vice President, Chief Financial Officer and Treasurer
AAR CORP.